UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment # 2)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: March 2019

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 – 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Explanatory Note

This amendment # 2 to Form 6-K submitted to the Commission on February 25, 2019 is being furnished to the Commission to incorporate by reference Exhibit 99.2 as an exhibit to the registrant’s Registration Statement on Form F-3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: March 1, 2019	Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	News Release dated February 25, 2019

99.2	Material Change Report dated February 25, 2019

*previously filed